During the period ended August 31, 1997, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended August 31, 1997, amounts have been reclassified to reflect an decrease in undistributed net investment income of $94,463, an increase in accumulated net realized gain on investments of $120,688, and a decrease in paid-in capital of $26,225.